IM Cannabis Closes Second Tranche of Non-Brokered Private
Placement of Common Shares

Marc Lustig, Executive Chairman of the Company Subscribes for 1,112,504 common shares at USD$0.50

TORONTO and GLIL YAM, Israel, October 5, 2022 - IM Cannabis Corp. ("IM Cannabis" or the "Company") (NASDAQ: IMCC) (CSE: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, is pleased to announce that it has closed the second tranche of its non-brokered private placement, as described in its press release of August 19, 2022 (the "Offering"), of 1,112,504 common shares of the Company (each a "Common Share" and collectively the "Common Shares") at a price of USD$0.50 per Common Share for aggregate proceeds of USD$556,252, increasing the total amount raised from the Offering to approximately USD$3 million.

The Company intends to use the proceeds from the Offering for general working capital purposes.

All securities issued under the Offering are subject to a hold period of four months and one day from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada.

"At IMC, our path is one of success through a strong urge to excel, a relentless commitment to excellence, and a company-wide forward-thinking mindset. Ultimately our goal is to unlock our full potential," stated Oren Shuster, Chief Executive Officer of IM Cannabis. "In a world of fast growth and challenging market dynamics, capital allocation has become increasingly critical. With the second tranche, we are well-positioned to leverage our strengths and expertise, and push our limits."

Marc Lustig, Executive Chairman and Director of the Company, subscribed for 1,112,504 Common Shares for aggregate proceeds of USD$556,252 (the "Insider"). As a result of the participation by the Insider, the Offering is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insider's participation in the Offering was below 25% of the Company's market capitalization for purposes of MI 61-101.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the Common Shares may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the "United States") or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IMC is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. ("Focus Medical"), which imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IMC operates through Trichome Financial Corp. and its subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Company Contact

Maya Lustig, Director Investor & Public Relations

IM Cannabis

+972-54-677-8100

maya.l@imcannabis.com

Oren Shuster, CEO

IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Disclaimer for Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the anticipated use of proceeds.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's satisfaction of international demand for its products; the Company's ability to implement its growth strategies and leverage synergies of acquisitions; the Company's ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company's Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company's ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; the Company being able to continue to drive organic growth from Canadian operations; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain "de facto" control over Focus Medical and/or High Way Shinua Ltd. ("HW Shinua") in accordance with IFRS 10; limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations; the lack of control over the Company's investees; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company, its acquisitions to integrate each entity into the Company's operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company's acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Company, Focus Medical and HW Shinua (collectively, the "Group") to deliver on their sales commitments or growth objectives; the Group's reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's management's discussion and analysis dated August 15th, 2022 and annual information form dated March 31st, 2022 filed with Canadian securities regulators and which are available on the Company's issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.